Exhibit 99.2

Notice of Annual and Special Meeting of Common Shareholders of Manulife Financial Corporation (the “Company”)

Date:	Thursday, May 6, 2010	Business of the Annual and Special Meeting (the “Meeting”)

Time:	11:00 a.m. Eastern Time	At the Meeting, Shareholders will be asked to:

Place:	Manulife Financial Corporation Head Office 200 Bloor Street East International Room Toronto, Ontario Canada

1.      Receive the consolidated financial statements of the Company for the year ended December 31, 2009, together with reports of the auditor and the actuary on those statements;

2.      Elect Directors of the Company;

3.      Appoint auditors of the Company for 2010;

4.      Consider a special resolution to confirm an amendment to By-Law No. 1 of the Company increasing the aggregate annual remuneration payable to the Board of Directors;

5.      Approve the advisory resolution to accept the Company’s approach to executive compensation; and

6.      Consider such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

By order of the Board of Directors.

Angela K. Shaffer
Corporate Secretary

March 16, 2010

Important

On March 16, 2010, the record date for the meeting, 1,757,792,901 common shares were outstanding and eligible to be voted at the meeting.

The full text of the special resolution to confirm the amendment to By-Law No. 1 of the Company increasing the aggregate annual remuneration payable to the Board of Directors is set out on page 5 of the Proxy Circular which is attached to this Notice of Annual and Special Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy form or voting instruction form are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or BNY Mellon Shareowner Services, no later than 5:00 p.m. Eastern Time on May 4, 2010, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Meeting is adjourned.

1	Manulife Financial Corporation Proxy Circular